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KEYNOTE SYSTEMS, INC.

PROXY FOR ANNUAL MEETING OF STOCKHOLDERS

This proxy is solicited on behalf of the board of directors of Keynote Systems, Inc.

The undersigned hereby appoints Umang Gupta and Andrew Hamer, or either of them, as proxies, each with full power of substitution, and hereby authorizes them to represent and to vote, as designated on the reverse side, all shares of common stock, $0.001 par value per share, of Keynote Systems, Inc. held of record by the undersigned on January 21, 2008, at the Annual Meeting of Stockholders to be held at the executive offices of Keynote Systems, Inc. in San Mateo, California, on Thursday, March 20, 2008 at 10:00 a.m., Pacific Time, and at any adjournments or postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)

■ 14475 ■

ANNUAL MEETING OF STOCKHOLDERS OF

KEYNOTE SYSTEMS, INC.

March 20, 2008

PROXY VOTING INSTRUCTIONS

MAIL - Date, sign and mail your proxy card in the envelope provided as soon as possible.

- OR -

TELEPHONE - Call toll-free **1-800-PROXIES** (1-800-776-9437) in the United States or **1-718-921-8500** from foreign countries and follow the instructions. Have your proxy card available when you call.

- OR -

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions. Have your proxy card available when you access the web page.

- OR -

IN PERSON - You may vote your shares in person by attending the Annual Meeting.

COMPANY NUMBER	
ACCOUNT NUMBER	

You may enter your voting instructions at 1-800-PROXIES in the United States or 1-718-921-8500 from foreign countries or www.voteproxy.com up until 11:59 PM Eastern Time the day before the cut-off or meeting date.

▼ Please detach along perforated line and mail in the envelope provided <u>IF</u> you are not voting via telephone or the Internet. ▼

■ 20730000000000000000 5   032008

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE
"FOR" THE ELECTION OF THE SEVEN NOMINEES LISTED IN PROPOSAL NO. 1 AND "FOR" PROPOSAL NO. 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1. Election of Directors:

	NOMINEES:
☐ **FOR ALL NOMINEES**	○ Umang Gupta
	○ David Cowan
☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**	○ Deborah Rieman
	○ Mohan Gyani
☐ **FOR ALL EXCEPT** (See instructions below)	○ Raymond L. Ocampo Jr.
	○ Jennifer Bolt
	○ Charles M. Boesenberg

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. RATIFICATION OF THE SELECTION OF DELOITTE & TOUCHE LLP AS KEYNOTE SYSTEMS, INC.'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2008.	☐	☐	☐

THIS PROXY WILL BE VOTED AS DIRECTED ABOVE. WHEN NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED **FOR** THE ELECTION OF ALL NOMINEES LISTED IN PROPOSAL NO. 1 AND FOR PROPOSAL NO. 2. In their discretion, the proxy holders are authorized to vote upon such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON, YOU ARE URGED TO COMPLETE, DATE, SIGN AND PROMPTLY MAIL THIS PROXY IN THE ENCLOSED ENVELOPE SO THAT YOUR SHARES MAY BE REPRESENTED AT THE ANNUAL MEETING.

Signature of Stockholder		Date:		Signature of Stockholder		Date:	

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.